# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vireo Growth Inc., CIK 0001771706
CUSIP: 92767B105
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000940737

## Reporting persons
- Gary Primm: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 59,630,517; sole dispositive power 0; shared dispositive power 59,630,517; aggregate amount beneficially owned 59,630,517 (6.5% of the class)
- GEP Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 59,630,517; sole dispositive power 0; shared dispositive power 59,630,517; aggregate amount beneficially owned 59,630,517 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Vireo Growth Inc.
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, MN 55402

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Gary Primm; and (ii) GEP Ventures, LLC ("GEP"). Mr. Primm and GEP are referred to collectively as the "Reporting Persons." Mr. Primm owns 100% of the ownership interests of GEP.
Address of principal business office or, if none, residence: The address of Mr. Primm is 3945 Jacob Lake Circle, Las Vegas, NV 89118. The address of GEP is P.O. Box 94825, Las Vegas, NV 89193.
Citizenship: GEP is formed under the laws of Nevada. Mr. Primm is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 59,630,517
Percent of class: 6.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 59,630,517
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 59,630,517

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gary Primm: /s/ Gary Primm, Gary Primm (07/22/2025)
- GEP Ventures, LLC: /s/ Gary Primm, Gary Primm, Manager (07/22/2025)